

Mail Stop 3720

February 23, 2010

Via U.S. Mail and Facsimile: (786) 413-1913
Mr. Pete R. Pizarro
Chairman of the Board, Chief Executive Officer
eLandia International, Inc.
8200 NW 52nd Terrace
Suite 102
Miami, FL 33166

      RE: **eLandia International, Inc.**
              Form 10-K for the year ended December 31, 2008
              Filed April 2, 2009
              File No. 000-51805

Dear Mr. Pizarro:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    /s/Larry Spirgel
                    Assistant Director